FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of September, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________

COMPAGNIE GENERALE DE GEOPHYSIQUE

SECOND QUARTER 2004 CONSOLIDATED RESULTS

Net loss of Euros 10.2 million,
Strong increase in backlog
CGG make a proposal of US$ 900 million for the purchase of PGS’s seismic business
ONEX joins CGG as financial partner and future shareholder in support of this acquisition project

September 2nd, 2004,

Compagnie Generale de Geophysique (ISIN: FR0000120164 ; NYSE : GGY) ) published today its 2nd quarter 2004 unaudited results.

Q2 2004 Highlights:

Revenues for the second quarter of 2004 were stable in Euros and up 5% in US$ compared to the second quarter of 2003.

Group operating result at break even compared to Euros 8.5 million in Q2 2003 due to historically low prices in Geophysical Services in early 2004 and a negative €/$ exchange rate effect estimated at Euros 6 million.

Sercel operating margin of 16%.

Q2 loss of Euros 10.2 million compared to a net profit of Euros 6.5 million in Q2 2003. Increase in backlog due to an improvement in the exclusive offshore market will favourably impact the second semester.

Chairman and CEO Robert Brunck stated:

“The loss recorded during the second quarter is the result, as already announced, of prices being at historically low levels in marine acquisition. However, we have noticed a significant improvement in this business segment during the last few months and our recent award in India is an illustration of this. Our multi-client business will benefit during the second semester from the strong interest in round 6 in Brazil on the part of the oil companies. Sercel, with its high backlog, will in 2004 continue to show a robust increase in revenues, further develop its market share and maintain its good level of profitability. The market environment is therefore definitely leading in the right direction and should positively impact our activities in the next 12 months.

Industry consolidation however remains the key element of any sustainable turnaround in our sector’s profitability. In that respect, the proposal that we make to PGS is the natural conclusion of the process we started two years ago with our initial equity stake of 7,5% and our ensuing position as supporting shareholder during the financial restructuring which followed. It constitutes a clear evidence of our determination to consolidate the seismic industry and to create value for our respective shareholders”.

Consolidated Statement of Earnings

(in million of Euros)			(French GAAP)
At June 30th	H1 2004	H1 2003	Q2 2004	Q2 2003
Operating revenues	321.4	318.9	159.5	162.2
Operating profit	13.0	11.9	0.4	8.5
Income from equity investments	4.8	4.9	2.7	1.9
Net interest expenses	(11.7)	(12.2)	(5.4)	(3.8)
Exchange gains (losses)	4.1	6.1	(0.6)	5.3
Income taxes	(9.6)	(6.7)	(4.7)	(4.0)
Goodwill amortization	(4.2)	(3.0)	(2.2)	(1.5)
Minority interest	(0.5)	0.0	(0.4)	0.1
Net income	(4.1)	1.0	(10.2)	6.5

Earnings per share in Euro	(0.35)	0.09	(0.87)	0.56
Average number of shares	11.680.968	11.680.718	11.681.218	11.680.718

Revenues:

In a predominantly US$ denominated market affected by a negative exchange rate variation versus the Euro of 12% in one year, total revenues for the first half 2004 were Euros 321 million (US$ 395 million), up 12% in US$ and 1% in Euros compared to the same period last year (Euros 319 million, US$ 352 million).

Total revenues for the second quarter 2004 were Euros 160 million (US$ 193 million), up 5% in US$ and stable in Euros compared to the same period last year (Euros 162 million, US$ 184 million).

Revenues per segment:

First half 2004 revenues for Geophysical Services were Euros 170 million (US$ 209 million), down 21% in US$ and down 29% in Euros compared to the same period last year. This decrease is entirely attributable to the change in perimeter of the land seismic services activity decided at the end of 2003 and implemented early 2004.

For the second quarter 2004, Geophysical Services revenues were Euros 87 million (US$ 106 million), down 19% in US$ and down 24% in Euros compared to the same period last year (Euros 115 million, US$ 131 million).

Sercel’s Geophysical equipment total sales for the first semester 2004 were Euros 160 million (US$ 196 million), up 101% in US$ and 81% in Euros compared to the same period last year (Euros 88 million, US$ 98 million). This growth is based 75% on organic activity and 25% on the impact of recent acquisitions. Sercel’s Geophysical equipment external sales for the first half 2004 were Euros 151 million (US$ 186 million) up 114% in US$ and 93% in Euros compared to the first half of 2003 (Euros 78 million, US$ 87 million). This increase reflects the very good performance of Sercel’s market, particularly the land equipment market and also the recovery in the marine equipment market.

Sercel’s Geophysical equipment total sales for the second quarter 2004, were Euros 77 million (US$ 93 million), up 63% in US$ and 53% in Euros compared to the second quarter 2003 (Euros 50 million, US$ 57 million).

Sercel’s Geophysical equipment external sales for the second quarter 2004 were Euros 72 million (US$ 88 million) up 64% in US$ and 54% in Euros compared to the second quarter of 2003 (Euros 47 million, US$ 53 million).

Operating Result:

The Group operating result for the first half of 2004 is a Euros 13.0 million profit compared to a Euros 11.9 million profit in the first half of 2003. The operating result for Geophysical Services for the first half of 2004 is a loss of Euros 18.1 million compared to a loss of Euros 1.1 million in the first half of 2003.

The operating result for Sercel for the first half of 2004 is a profit of Euros 33.8 million, (21% operating margin), compared to a profit of Euros 16.6 million in the first half of 2003 (19% operating margin).

The Group Operating Result for second quarter 2004 is at break-even compared to a profit of Euros 8.5 million for the second quarter of 2003. The operating result for the Geophysical Services segment for second quarter 2004 is a loss of Euros 10.7 million compared to a loss of Euros 2.3 million for the same quarter in 2003. The operating result from Sercel for second quarter 2004 is a profit of Euros 12.5 million (16% operating margin) compared to a Euros 11.4 million profit for the comparable period of 2003.

The decrease in the second quarter 2004 operating performance results principally from the negative impact of exclusive marine acquisition prices back to the historical low levels of 1999.

In addition, the land acquisition and the processing-reservoir segments have operated in a very difficult market during the period, with a limited number of bids and fierce competition.

Multi-client after-sales in Q2 2004 were Euros 18.5 million, up 68% compared to Q1 2004 and up 80% compared to the same period last year. At the end of June 2004, the net book value of the marine multi-client library was Euros 146.6 million marking a decrease compared to end of Q1 2004. The multi-client segment had a net positive cash flow of Euros 13.1 million during the first semester.

Sercel, in an improving land equipment market, achieved a good level of profitability with an operating margin above 16%.

Segment Information:

at June 30th	H1 2004	H1 2003	Q2 2004	Q2 2003
Operating revenues Services	171.5	241.2	87.5	115.5
Products	159.7	88.2	76.9	50.5
Elimination	(10.1)	(10.5)	(4.9)	(3.8)
Total	321.4	318.9	159.5	162.2
Operating profit (loss) Services	(18.1)	(1.1)	(10.7)	(2.3)
Products	33.8	16.6	12.5	11.4
Corporate	(5.8)	(5.3)	(3.3)	(2.6)
Elimination	3.1	1.7	1.9	2.0

Total	13.0	11.9	0.4	8.5

Operating Result Before Depreciation and Amortization (ORBDA):

The Operating Result Before Depreciation and Amortization, “ORBDA”, previously denominated “Adjusted EBITDA” in our previous financial reports, is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies.

The ORBDA for the first half 2004 is Euros 71 million, 22% of revenues.

Summary of financial flows:

at June 30th	H1 2004	H1 2003	Q2 2004	Q2 2003
Cash flow from operations*	60.5	118.7	20.6	70.5
Capital expenditure	(25.3)	(18.6)	(12.2)	(9.2)
Investment in library	(27.4)	(66.7)	(9.4)	(34.4)

(*) after change in working capital

Net Profit:

The net Group consolidated result for the second half of 2004 is a Euros 4.1 million loss, compared to a Euros 1.0 million profit for the first half of 2003.

The net Group consolidated result for the second quarter of 2004 is a loss of Euros 10.2 million compared to a profit of Euros 6.5 million for the second quarter of 2003.

at June 30th	H1 2004	H1 2003	Q2 2004	Q2 2003
Net Result	(4.1)	1.0	(10.2)	6.5
Earnings per share (€)	(0.35)	0.09	(0.87)	0.56
Number of shares	11.680.968	11.680.718	11.681.218	11.680.718

Shareholder Equity and Net debt:

As of June 30th 2004, net debt stands at Euros 163.6 million (US$ 198.9 million), representing 41% of equity (Euros 399 million). Net cash available at the end of June 2004 was Euros 75 million.

at June 30th	H1 2004	End of 2003
Shareholders’ equity	398.9	396.6
Net debt	163.6	139.2
Gearing ratio	41.0%	35.1%

As of September 1st 2004, the Group Backlog was US$ 392 million, a record level and an increase of 70% compared to last year. This increase is particularly significant in the marine acquisition segment which will operate with better prices during the second half of 2004. The entire CGG fleet will work in an exclusive contract mode during the second half 2004 as well as during most of the first semester 2005.

Strategic Development:

CGG has sent today to the board of directors of Petroleum Geo Services AS (PGS), company listed on the Oslo stock Exchange (year 2003 total revenues of US$1,112 million out of which US$728 million in seismic, http://www.pgs.com/) a proposal for the purchase of PGS’ seismic business, including in particular its operational assets and its multi-client library. CGG is proposing a purchase price of US$900 million, comprised of US$800 million in cash and US$ 100 million in CGG shares. The proposal is currently intended to be financed through a combination of (i) financing from ONEX (approximately US$400 million), CGG’s financial partner, and (ii) senior debt financing arranged by CGG’s financial advisers on this transaction (in addition to CARNEGIE), Citigroup Global Markets and RBC CAPITAL MARKETS. The proposal and related financing are subject to customary due diligence and certain other conditions.

ONEX has made an immediate commitment to CGG through an initial investment of US$85 million in a 8 year, 7.75% convertible subordinated non listed debenture with a conversion price of US$60.7 per ordinary share corresponding to €50.25 at current exchange rates. At CGG’s option, CGG can satisfy the principal amount of the debenture in CGG shares. Interest will be paid quarterly and is payable, at CGG’s option, in CGG shares. The potential dilution following conversion of the bonds corresponds to approximately 10% of future total equity. An Extraordinary Shareholders Meeting should be convened towards the end of October 2004 to approve the terms of this transaction. The corresponding filing document would be submitted for the approval of the French market authorities (AMF). ONEX would be represented at the board of directors of CGG by one representative and the number of board members of CGG would be increased to 11. The US$85 million investment is subject to confirmatory due diligence by ONEX, which shall be completed prior to the Extraordinary Shareholder Meeting.

Additional convertible subordinated debentures of up to US$315 million intended to be provided by ONEX is contingent on the execution of a definitive agreement by CGG with PGS and subject to customary conditions as well as authorization by the competent antitrust authorities. Also CGG may substitute in whole or in part alternative sources of equity for this convertible debenture. The conversion price is set at 110% of a prescribed average share price preceding a final agreement, with a maximum of US$56.87 per ordinary share. The final amount to be issued under this second financial instrument if any, would depend on the final financial parameters of the acquisition.

Onex is a Canadian investment fund created 20 years ago. Onex is located in Toronto and New York and listed on the Toronto Stock Exchange. For more information on ONEX: http://www.onex.com/

The information included herein does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor the solicitation of any commitment or indication to vote any securities.

The information included herein contains certain forward looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique Group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts :	Christophe PETTENATI-AUZIERE Christophe BARNINI	(33) 1 64 47 36 75 (33) 1 64 47 38 10

Email : invrel@cgg.com Site internet : http://www.cgg.com/

Robert BRUNCK, Chairman and CEO will comment on the results during a public presentation today at 10 am; 10, avenue d’Iéna (Hubert Rousselier Amphithéatre) — Paris 16th.

Copies of his presentation for this conference will be posted on the company web site and can be downloaded.

An English language conference call is scheduled today at 4:00 p.m. (Paris time) — 9:00 am (US CT) — 10.00 am (US ET)

To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

—	International call-in	1 719 457 2679
—	US call-in	(800) 500 01 77
—	Replay	(719) 457 0820 & (888) 203 1112

You will be asked for the title of the conference: “CGG Q2 & Half-Year 2004 Results” and the name of the Chairman of the Board of Directors: “Robert Brunck”.

This conference will be broadcast live on CGG’s website and replays will be available for a week thereafter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: September 2nd 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /